Exhibit 99.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3484
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6516
Pre-Tax Preferred Stock Dividends	$2,026

FIXED CHARGES:
Interest Expense	$41,662
Amortization of Debt Premium, Discount and Expense	484
Interest Component of Rentals	968

Total Fixed Charges	43,114
Pre-Tax Preferred Stock Dividends	2,026

Total Fixed Charges and Preferred Stock Dividends	$45,140

EARNINGS:
Net Income before Dividends on Preferred Stock	$100,214
Add:
Income Taxes Applicable to Utility Operating Income	54,548
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(973)
Total Fixed Charges	43,114

Total Earnings	$196,903

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4